1080 Holcomb Bridge Road Building 200, Suite 350 Roswell, GA 30076 Phone: (770) 998-9663 Fax: (770) 998-7494
April 14, 2008
John Cash
Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-7010

Re:	Ashton Woods USA L.L.C. Form 10-K for the fiscal year ended May 31, 2007 Form 10-Q for the period ended November 30, 2007 File No. 333-129906
Dear Mr. Cash:
     This letter is submitted in response to Staff comments to our Form 10-K for the fiscal year ended May 31, 2007 and Form 10-Q for the fiscal quarter ended November 30, 2007 conveyed in the Staff comment letter dated March 18, 2008. We have repeated each of the Staff’s comments in full below and the response to each such comment is noted directly below the quoted comment. We are filing this response together with our Form 10-Q for the fiscal quarter ended February 29, 2008 (the “10-Q”) and have made changes in response to these comments in the 10-Q as discussed below.
Form 10-Q for the period November 30, 2007
MD&A
Results of Operations — Homebuilding Segments
1.	In light of the current difficulties faced by your industry, we believe you should continue to enhance your disclosures regarding inventory impairments to help investors better understand their potential implications. In this regard, please revise future filings to also: disclose and discuss cancellation rates by segment; disclose and discuss impairments by inventory category; and disclose the number of neighborhoods assessed for impairment, the number impaired and their remaining carrying value.

While we understand that the process of assessing inventory impairments and option deposits and pre-acquisition costs write-offs is performed at a detailed level, we urge you to continue to find ways to provide quantitative information that conveys to investors the overall risks of recoverability of your land related assets. In addition, we urge you to continue to fully consider the guidance in Release No. 33-8350. In this regard, please

John Cash
Anne McConnell
Mindy Hooker
Division of Corporation Finance
Securities and Exchange Commission
April 14, 2008

note, in the Critical Accounting Estimates section of the Release, the Staff’s view that companies should provide quantitative disclosures when quantitative information is reasonably available and will provide material information to investors. As a result, we caution you that, to the extent you gather and analyze information regarding the risks of recoverability of your land related assets, such information may be required to be disclosed if it would be material and useful to investors. We continue to believe that it is important to provide investors with information to help them evaluate the current assumptions underlying your impairment analyses relative to current market conditions and relative to your peers to enable them to better assess the likelihood and potential magnitude of future impairments.

Response: We will provide in our future periodic filings additional disclosure regarding cancellation rates by segment, impairments by inventory category and the number of communities assessed for impairment, the number impaired and the remaining carrying value of such communities. This additional disclosure is included in “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” in the three and nine month comparisons under the heading “Asset Impairments” and the segment discussion.

We will also continue to assess methods of disclosing quantitative information that conveys the overall risks of recoverability of our land related assets taking into account the guidance in Release No. 33-8350. To assist the reader in better understanding the assumptions underlying our impairment analysis, we have supplemented our disclosure under “Critical Accounting Policies and Estimates-Inventories and Cost of Sales” in the 10-Q to outline with more specificity the local market conditions that impact the estimates and assumptions used. As we conduct our impairment analysis in future periods, we will evaluate the information gathered and analyzed to determine what, if any, information would be material and useful to investors and will promptly disclose this information.
Liquidity and Capital Resources
2.	We note the disclosures related to your unsecured credit facility and subordinated notes, including related amendments and revised covenants. In future filings, please enhance your disclosures to better explain the facts and circumstances related to amendments to your debt agreements and to more clearly address the potential impact on your liquidity. Also, to the extent material to an understanding of your overall liquidity, please revise future filings to provide quantified disclosures regarding current compliance with your most restrictive debt covenants and any related trends in such compliance.

John Cash
Anne McConnell
Mindy Hooker
Division of Corporation Finance
Securities and Exchange Commission
April 14, 2008

Response: In the 10-Q we have enhanced our disclosures to explain the facts and circumstances related to existing amendments to our debt agreements and to address any potential impact on liquidity. Also, to the extent material to an understanding of our overall liquidity, we have provided disclosures regarding current compliance with our most restrictive debt covenants and any related trends in such compliance. Similar disclosure will be made in future filings. In explaining the amendments effected in 2007, we have added the following in the 10-Q:

“The three amendments effected in 2007 all related to changing industry conditions and the impact on our financial condition. At the time we negotiated these amendments, we were in compliance with our credit facility, but requested modifications to ensure that we would be able to maintain continued compliance if industry conditions continued to decline. In January 2007, we modified the definition of EBITDA to address non-cash gains and non-cash losses or charges, primarily as a result of the impairment charges we and others in our industry have experienced recently and their unintended impact on covenant compliance. The amendments negotiated in June 2007 and December 2007 were designed to ensure that we would be able to continue to comply with the leverage and interest coverage ratios of the credit facility as our levels of revenue and income declined in light of industry conditions. We also amended our tangible net worth requirement in the December Amendment as part of the overall negotiations with our lenders. Finally, the December Amendment included a reduction in the aggregate commitment that may be borrowed under the facility. While the size of the facility was decreased, we do not believe that these amendments will have any impact on our liquidity. The size of the facility was calibrated consistent with the current size of our business and our anticipated liquidity needs for the next few years, based on existing assumptions regarding conditions that are likely to exist in our industry during that period. Further, the covenant changes were designed to ensure covenant compliance issues would not impair our access to liquidity going forward.

The interest coverage ratio and our minimum tangible net worth requirement are our most restrictive covenants under the senior unsecured revolving credit facility and these amendments offer additional flexibility during these difficult times. As of February

John Cash
Anne McConnell
Mindy Hooker
Division of Corporation Finance
Securities and Exchange Commission
April 14, 2008

29, 2008, our interest coverage ratio was 2.03 to 1.00. The credit facility requires that we maintain an interest coverage ratio of at least 2.00 to 1.00, but permits the ratio to fall below this level so long as the number of fiscal quarters in which it is less than 1.50 to 1.00 does not exceed eight and the number of fiscal quarters in which it is less than .50 to 1.00 does not exceed four. Further, if our interest coverage ratio falls below 2.00 to 1.00, our leverage ratio becomes more restrictive. To date, our interest coverage ratio has not been below 2.00 to 1.00. Under the facility we are also required to maintain tangible net worth of $110 million, plus 50% of consolidated earnings for each quarter after November 30, 2007. As of February 29, 2008, our tangible net worth was $124 million. If our financial condition deteriorates, we may be challenged to meet these or other of our covenants and may be required to further modify the facility and assess the viability of other methods of raising equity and/or debt capital. Our goal is to have adequate liquidity during the current market decline and emerge with enough resources to take advantage of opportunities when the market turnaround begins. There can be no assurances, however, that if needed, we will be able to obtain such modifications or raise such capital on terms that are acceptable to us, or at all.”

In addition, in our discussion of the senior subordinated notes in the 10-Q, we have included information regarding covenant compliance, including the fact that we are unable to make additional restrictive payments under the senior subordinated notes indenture restricted payments covenant, until such time as we increase consolidated net income.
* * * *
     We hereby acknowledge that:
1.	The Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Securities and Exchange Commission (the “Commission”);
2.	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings with the Commission; and
3.	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

John Cash
Anne McConnell
Mindy Hooker
Division of Corporation Finance
Securities and Exchange Commission
April 14, 2008

     If you have any questions regarding the foregoing responses, please call the undersigned at (770) 998-9663 or our counsel, Elizabeth Noe at Paul, Hastings, Janofsky & Walker LLP at 404-815-2287.

Sincerely, Ashton Woods USA L.L.C.
By:	/s/ Thomas Krobot
Name: Thomas Krobot Title: President and Chief Executive Officer